SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Tax ID (CNPJ) # 02.808.708/0001-07
NIRE # 35.300.157.770

Minutes of Meeting of the Board of Directors of Companhia de Bebidas das Américas – AMBEV
(“Company”), held on May 24, 2004, and drawn up in summary form.
(Free Translation from original minutes in Portuguese)

1.

Date, time and venue: May 24, 2004, at 5:00 pm, at the Company’s headquarters, located at Dr. Renato Paes de Barros Street, 1017 on the 3rd floor (part of), blocks 31 and 32, and on the 4th floor (part of), blocks 41 and 42, of Corporate Park Building, Itaim Bibi, City and State of São Paulo.

2.	Attendance: Majority of the Board Members.

3.	Decisions:

a) To approve, in compliance with Article 25, “u”, of the Company’s By-Laws, Article 30, 1st paragraph, “b”, of Law # 6,404/76, and CVM Instruction # 10/80 and its subsequent amendments, a share buyback program, to use proceeds to buy back shares issued by the Company to be cancelled, during the next 365 (three hundred and sixty-five) days, limited to 1,838,823,087 preferred shares, corresponding to 8.94% of the preferred shares free float, highlighting that there are currently 20,573,878,929 preferred shares issued by the Company in the market. The acquisition of shares will be done against the investment reserve account as figures in the balance sheet at December 31st, 2003, limited to R$500,000,000.00 (five hundred million reais), in accordance with Articles 7 and 12, of CVM Instruction # 10/80. The transaction will be carried out by one or more of the following brokers Deutsche Bank – Corretora de Valores S/A, located at Rua Alexandre Dumas, 2200, 2nd floor, São Paulo; Santander Brasil S/A CCVM, located at Rua Amador Bueno, 474, building C, 3rd floor, São Paulo; Bradesco S/A CTVM, located at Av. Ipiranga, 282, 11th floor, São Paulo; Itaú Corretora de Valores S/A, located at Rua Boa Vista, 185, 4th floor, São Paulo; Chase Fleming S/A CCVM, located at Av. Brigadeiro Faria Lima, 3729, 11th to 15th floors, São Paulo; and Merrill Lynch SA CTVM, located at Av. Paulista 37, 3rd floor, São Paulo; UBS CCVM S/A, located at Praia de Botafogo, 228, 16 th floor, section B – Rio de Janeiro.

b) To authorize, based on the study made by the Company’s management and this study being filed, the trade, through the acquisition of call options and the issuance of put options linked to the shares issued by the Company, as an alternative to buyback the shares, in compliance with CVM Instruction #390/03. The trades may be carried out during the next 180 (one hundred and eighty) days, ubject to the following conditions:

1.

Up to the limit of 1,838,823,087 preferred shares, corresponding to 8.94% of the preferred shares free float, being the number of shares issued by the Company in the market mentioned in the previous item “a”;

2.

The volume of options, held or issued, multiplied by their respective strike prices and the aggregated amount paid for the acquisition of the shares according to item “a” above, will not, together, surpass the amount approved for this program as stated in item “a” above;

3.	The options held or issued must have a maximum expiration of 365 days from the date of each transaction;

4.

The strike prices of the options issued and the liquidation procedures will be periodically defined by the Financial Committee of the Board of Directors, based on the expiration date of each series and on the applicable financial models for such cases;

5.	The premiums paid or received in operations with the issuance or trading of options will be recorded to the Company’s reserves, in compliance with Article 5 of CVM Instruction # 390/03;

6.

The amount of shares to be kept in treasury will not surpass 10% of the free float of each share class, in compliance with Article 3 of CVM Instruction # 10/80, amended by CVM Instruction # 268/97, and with Article 3, 1st paragraph, of CVM Instruction #390/03.

7.	The financial institutions that will intermediate the operation referred to in this deliberation are the brokers mentioned in item “a” above.

8.	Other transactions with shares or options linked to the Company’s shares are hereby authorized, in order to protect the positions in open interest options or to revert them;

9.	The other restrictions determined by Article 3 of CVM Instruction # 390/03 shall be observed.

The Board informs that, regarding the Buyback Program issued on March 22, 2004, the Company has sold 50,000,000 put options linked to the shares issued by the Company of the series expiring on 06.21.05 at a strike price of R$ 628.00.

The Board informs that there are no relevant facts that have not been announced, commanding the management to suspend the trading in case there is a relevant fact, including in relation to the ongoing incorporation, until the appropriate disclosure be made.

4. Closing: Having no further issues to address, the minutes referring to this meeting have been drawn up, and after read and approved by the attending Directors, it was signed by all present.

São Paulo, May 24, 2004

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.